ALTAI RESOURCES INC.

NEWS RELEASE

TSX VENTURE: ATI - IN U.S.A.:SEC. RULE 12g3-2(b) FILE # 82-2950

Date: March 19, 2008

SUPPL

26 A 9:42

ALTAI'S MALARTIC GOLD PROPERTY: UP TO 5.89 g/t Au OVER 7.4m

Altai Resources Inc. (ATI, TSX VENTURE; US Sec. Rule 12g3-2(b) File # 82-2950) ("Altai") is pleased to report drill results from our 50% owned Malartic gold property (known as Blackcliff gold property to our project joint-venture partner) under option to C2C Gold Corporation Inc. and Corporation Minière Animiki Ltd.

C2C and Animiki report that a drill program of 4,055 meters was targeted at the near surface extension of the #2 gold vein zone where a historical non NI 43-101 compliant resource of 222,433 tonnes grading 7.06 g/t Au was reported in 1988.

According to C2C and Animiki, numerous shallow mineralized intersections of significant grade and/or thickness were encountered including the following:

HOLE	FROM (m)	TO (m)	WIDTH (m)	GRADE (g/t Au)
BK-07-07	74.5	80.4	5.9	3.46
BK-07-09	70.8	78.2	7.4	5.89
BK-07-11	70.2	72.8	2.6	10.84
BK-07-32	56.7	63.0	6.3	5.03

The new drill data will be incorporated into the previous data base and the entire Malartic gold property and its potential resources will be reevaluated in compliance with National Instrument 43-101 and will be used to plan the next exploration program.

For further details, please see C2C's press release of today's date and Altai's press release [PROCESSED stamp overlaps], 2007 in which the underlying option agreement was announced.

We Seek Safe Harbour.

For further information, please contact
Niyazi Kacira, President and CEO
Suite 501, 1880 O'Connor Drive, Toronto, Ontario, Canada M4A 1W9
Tel: (416) 383-1328 Fax: (416) 383-1686 Email: info@altairesources.com Internet: http://www.altairesources.com

[redacted]

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